PMU News Release #04-19 TSX, AMEX Symbol PMU December 14, 2004

PACIFIC RIM ANNOUNCES 2005 SECOND QUARTER RESULTS

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is pleased to announce its financial results for the three months ended October 31, 2004. Complete financial statements will be included in the Company’s 2005 Second Quarterly Report to Shareholders to be filed with the appropriate regulatory agencies in mid-December 2004. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Overview
Pacific Rim is a revenue-generating gold exploration company with a joint venture interest in a heap leach gold operation in the United States and advanced and early-stage exploration projects in North, Central and South America. The Company utilizes cash flow from its 49% joint venture interest in the Denton-Rawhide gold heap leach operation in Nevada to explore, define and develop its exploration projects; primarily the El Dorado gold project in El Salvador. The Company is committed to growth and profitability through the discovery, development and operation of high-grade, low-cost gold mines.

Pacific Rim’s corporate goal is to become a highly profitable, growth-oriented, intermediate level gold producer. During the second quarter of fiscal 2005, the Company progressed toward this goal by: advancing the El Dorado gold project with additional drilling at the recently discovered South Minita and Nance Dulce gold zones; continuing work on the pre-feasibility study to determine the detailed economics of a proposed mining operation at the Minita deposit on the El Dorado project; and, submitting an Environmental Impact Study (“EIS”) for the El Dorado project. The Company anticipates commencing underground development activities, pending the results of the pre-feasibility study, at El Dorado during fiscal 2005.

At the Company’s flagship El Dorado gold project in El Salvador, step-out drilling along the South Minita and Nance Dulce gold zones, discovered during Q1 2005, extended the strike dimensions of each of these targets. Additional drill results received subsequent to the end of Q2 2005 indicate the South Minita gold zone has been defined over a strike length of 750 meters and the decision was made to commence definition drilling to define the vertical extent of the South Minita gold zone. This data will be used, if warranted, to conduct a resource estimate for South Minita, likely in mid-2005. The Nance Dulce gold zone has been defined over a strike length of 450 meters. Step out drilling along this structure continues.

Financial Highlights (all amounts in thousands of US dollars, except share and per share amounts)

	Three Months ended October 31, 2004 (Q2 2005)	Three Months ended October 31, 2003 (Q2 2004)	Six Months ended October 31, 2004	Six Months ended October 31 2003
Revenue	$2,828	$3,562	$6,268	$6,585
Operating Costs	$2,666	$3,694	$5,918	$6,841
Exploration expenditures	$1,993	$1,189	$3,878	$2,060
Net (loss) before unusual item	$(2,377)	$(1,830)	$(3,868)	$(3,340)
Net (loss) for the period	$(2,382)	$(1,743	$(3,720)	$(3,072)
(Loss) per share - basic and diluted	$(0.03)	$(0.02)	$(0.05)	$(0.04)
Cash Flow provided by (used for) operating activities	$(267)	$1,246	$(803)	$717
Net increase (decrease) in cash	$(107)	$1,040	$240	$591
Common shares outstanding (average)	80,492,361	78,530,991	80,488,781	78,530,065
Fully diluted shares (average)	85,463,094	85,108,874	85,405,681	86,423,345

Financial Highlights (continued) (all amounts in thousands of US dollars, except share and per share amounts)
	October 31, 2004	April 30, 2004
Cash and cash equivalents	$ 1,703	$ 1,463
Total assets	$ 10,132	$ 14,033
Total liabilities	$ 4,123	$ 4,415
Working Capital	$ 438	$ 3,033

Strategy
In 2003, Pacific Rim adopted a two-pronged strategy for El Dorado; to move forward with development plans for the 585,000 ounce Minita resource while at the same time continuing to explore for additional resources on the property. A pre-feasibility study to examine the detailed economics of a potential operation based on the Minita resource only commenced in the spring of 2004. The report is now nearing completion and is expected early in 2005. During the second quarter of fiscal 2005, the Company extended the strike length of the South Minita and Nance Dulce discoveries at El Dorado and is now testing the vertical dimension of these gold zones in lead-up to the calculation of resource estimates for one or both in the new year.

“Our strategy is working,” states Tom Shrake, CEO. “The coming months promise to be very enlightening and exciting with the receipt of the pre-feasibility results and continued drill results from our new discovery zones at El Dorado. We look forward to achieving this milestone, and believe that El Dorado has the potential to help Pacific Rim achieve its corporate goal of becoming a highly profitable, low cost, intermediate level gold producer.”

Results of Operations
For the three month period ended October 31, 2004, Pacific Rim recorded a net loss of $2.4 million or $0.03 per share, compared to a net loss and loss per share of $1.7 million and $0.02 per share recorded in the second quarter of fiscal 2004. The increase in net loss is primarily due to lower revenues from gold sales ($2.8 million in Q2 2005 compared to $3.6 million in Q2 2004), partially offset by lower operating costs in Q2 2005 compared to Q2 2004 ($2.7 million and $3.7 million respectively), and an $0.8 million increase in exploration expenditures during the current quarter ($2.0 million for Q2 2005 and $1.2 million for Q2 2004. Net loss before unusual items was $2.4 million in Q2 2005 compared to $1.8 million in Q2 2004. The Company received $0.1 million in creditor repayments from CMD related to residual leach activities during Q2 2004 with no similar receipts on Q2 2005.

Net loss for the six months ended October 31, 2004 was $3.7 million, compared to $3.1 million for the six months ended October 31, 2003, or $0.05 and $0.04 per share respectively. Revenues from gold production were similar for both periods ($6.3 million and $6.6 million for the first six months of fiscal 2005 and fiscal 2004 respectively). Operating costs were $0.9 million lower during the first six months of fiscal 2005 compared to the same period the year earlier ($5.9 million and $6.8 million respectively). A gain on the sale of equipment from the Denton-Rawhide operation of $0.9 million during the six month period ended October 31, 2004, for which there is no comparable item during the six month period ended October 31, 2003 led to a $1.3 million increase in operating income period over period ($0.4 million in the first six months of fiscal 2005 compared to $(0.9) million in the same period of fiscal 2004). This increase in operating income was offset by a $1.8 million increase in exploration expenditures for the six months ended October 31, 2004 compared to the six months ended October 31, 2003 ($3.9 million and $2.1 million respectively). The essentially balanced increases in operating income and exploration expenditures during the first six months of fiscal 2005 led to the marginal $0.6 million increase in net loss for the period compared to the same 6 month period the year earlier.

Revenue
Revenue, consisting of the sale of gold from the Denton-Rawhide operation, was $2.8 million for Q2 2005, compared to $3.6 million during the comparable period of fiscal 2004. The decrease in revenue is due to a decrease in the number of gold ounces produced and sold during the current period compared to earlier period, offset in part by an improvement in the price received on gold sold during Q2 2005 (an average price of $414 per ounce for Q2 2005 compared to $381 per ounce for the same period of fiscal 2004) and increased silver sales revenues for Q2 2005 compared to Q2 2004 related to improved sales prices for silver.

Mine operating costs at Denton-Rawhide were $2.7 million in the second quarter of fiscal 2005, compared to $3.7 million in the comparable period of fiscal 2004; a reduction of $1.0 million. The substantial decrease in mine operating costs is due to the lower expenditures associated with residual leaching activity during Q2 2005 compared to those associated with residual leaching plus the windup of active mining functions that occurred in the same period of fiscal 2004. This improvement in operating costs offset the decrease in revenues during Q2 2005, leading to a mine operating loss of $0.2 million in Q2 2005 compared to a loss of $0.4 million during Q2 2004.

Expenses
Net non-operating expenses increased during Q2 2005 to $2.2 million, compared to $1.4 million for Q2 2004. The current quarter’s expenses reflect higher exploration expenditures ($2.0 million in the second quarter of fiscal 2005 compared to $1.2 million in the second quarter of fiscal 2004) related primarily to the Company’s increased exploration activities and pre-development activities on its El Dorado gold.

Liquidity, Capital Resources and Financial Condition

Liquidity
Pacific Rim’s net cash position decreased by $0.1 million during Q2 2005, from $1.8 million at July 31, 2004 to $1.7 million at October 31, 2004. This decrease is a result of a negative operating cash flow of $0.3 million, offset in part by $0.1 million in cash flow provided by investing activities.

Pacific Rim’s cash position (including cash equivalents) increased by $0.2 million from the Company’s 2004 fiscal year end at April 30, 2004 to the end of Q2 2005 at October 31, 2004. This increase in cash and cash equivalents over the first six months of fiscal 2005 reflects net cash flow from Denton-Rawhide of $4.7 million offset by cash outlays totaling $4.5 million ($3.9 million in exploration expenditures and $0.6 million in general and administrative costs).

Cash Flow Provided By (Used For) Operating Activities
Cash flow (used for) operating activities was $(0.3) million in the second quarter of fiscal 2005, a substantial reduction from the $1.2 million provided by operating activities during the second quarter of fiscal 2004. The decrease in operating cash flow for Q2 2005 compared to Q2 2004 primarily results from a $0.3 million reduction of cash flows from the Denton-Rawhide mine combined with a $0.8 million increase in exploration spending and no creditor repayments from CMD.

For the first six months of fiscal 2005, cash flow provided by (used for) operating activities decreased by $1.5 million, from $0.7 million for the period ended October 31, 2003 to $(0.8) million for the period ended October 31, 2004. The difference is attributable primarily to a $1.8 million increase in exploration expenditures period over period.

Cash Flow Provided by (Used For) Investing Activities
Cash flow provided by investing activities was $0.1 million during Q2 2005, compared to $(0.2) million used for investing activities in Q2 2004. This increase reflects $0.3 million of purchases of property, plant and equipment for the Denton-Rawhide operation during the second quarter of fiscal 2004 for which there is no comparable item in the current quarter.

For the first six months of fiscal 2005, cash flow provided by (used for) investing activities increased by $1.1 million, from $(0.2) million for the three months ended October 31, 2003 to $0.9 million for the three months ended October 31, 2004. The difference is primarily a result of $0.3 million expended on the purchase of property, plant and equipment during the first half of fiscal 2004 for which there is no comparable item in the corresponding period of fiscal 2005, and $0.9 million in proceeds from the sale of property plant and equipment in the first half of fiscal 2005 for which there is no comparable item in the corresponding period the year earlier.

Cash Flow Provided by Financing Activities
There were no financing activities in either of Q2 2005 or Q2 2004.

Capital Resources and Financial Condition
Pacific Rim’s cash, cash equivalents and bullion (in the Company’s view, bullion is closely equivalent to cash, being immediately available to cover short-term cash requirements) decreased from $2.8 million at April 30, 2004 to $2.3 million at October 31, 2004. Heap leach and gold in process inventories, comprised mainly of the cost to place gold on the heap leach pile, were substantially reduced, to $0.4 million at October 31, 2004, from $2.9 million at April 30, 2004, as gold was recovered from the Denton-Rawhide heap leach pile over the course of the first six months of fiscal 2005. At October 31, 2004, the book value of Pacific Rim’s total assets stood at $10.1 million, compared to $14.0 million at April 30, 2004. This decrease is primarily due to the reduction in heap leach inventories at Denton-Rawhide as well as a decrease in bullion inventory (from $1.3 million at April 30, 2004 to $0.55 million at October 31, 2004.

At July 31, 2004, Pacific Rim had current liabilities of $2.3 million, compared to $2.8 million at year-end 2004. Fiscal 2005 current liabilities include a $0.8 million loan payable (due December 31, 2004) to Kinross Gold Corporation related to the Company’s purchase of 49% of the Denton-Rawhide mine. Pacific Rim has no long-term debt.

A $2.5 million reduction in current inventories and a $0.7 million decrease in bullion inventory, offset in part by a $0.2 million increase in cash and cash equivalents and a $0.5 million decrease in current liabilities were the main contributors to the $2.6 million decline in working capital, from $3.0 million at the end of fiscal 2004, to $0.4 million at the end of Q2 2005 (October 31, 2004). Pacific Rim is unable to reliably forecast long term production levels, revenue or cash flow from the Denton-Rawhide gold mine due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. For the purposes of exploration budgeting, Pacific Rim forecasts its cash flow from Denton-Rawhide for no more than 6 months in advance. The Company anticipates having sufficient cash flow during the third quarter of fiscal 2005 to continue its exploration programs and fund administrative overhead costs. If, as expected, the Company decides to commence construction of an access / haulage ramp at El Dorado during the current fiscal year, equity and/or bank financing will be required.

Off-balance sheet arrangements
Pacific Rim, as a creditor of CMD, received no payments during Q2 2005. This compares to a $0.1 million repayment during the comparable period of fiscal 2004. The Company is owed a further $0.4 million by CMD under its creditors’ plan. The eventual recovery of such amounts is uncertain and therefore this off-balance sheet arrangement has not been recorded as a receivable of the Company as at October 31, 2004. In March of 2004, the Company agreed to the sale of the shares of the subsidiary that owns the shares of CMD to an unrelated party for $5 million and 4,000,000 shares of the purchaser over four years. The proposed completion date of this agreement was December 15, 2004. Subsequent to the end of the current quarter, the Company has been advised that the sale transaction will not be completed and $0.1 million held in escrow is being released to the Company.

Production

Gold and Silver Production
Pacific Rim’s share of production from the Denton-Rawhide mine during Q2 2005 was 5,854 ounces of gold and 55,913 ounces of silver at a total cash production cost (as calculated using industry standards) of $396 per ounce of gold produced. During Q2 2005, the heap leach inventory of gold ounces as calculated for accounting purposes (3,834 ounces at the end of Q1 2005), valued at $250 per ounce, was drawn down to nil. The Denton-Rawhide heap leach gold “inventory” was a conservative estimate of the number of ounces that would eventually be produced from the heap leach operation. However, an additional 2,020 ounces of gold were produced post inventory drawdown during the current quarter and the Company anticipates further gold production from Denton-Rawhide for the remainder of fiscal 2005 and beyond. Actual cash expended per ounce of gold produced in Q2 2005 was $227 per ounce. During the comparable period of fiscal 2004 (the three months ended October 31, 2003), Pacific Rim’s share of production was 7,313 ounces of gold and 58,344 ounces of silver at total cash production costs of $460 per ounce (actual cash cost of $195 per ounce).

For the six months ended October 31, 2004, Pacific Rim’s share of production from Denton-Rawhide was 11,642 ounces of gold and 132,562 ounces of silver at a total cash production cost of $437 per ounce (actual cash production cost of $225 per ounce), compared to 16,168 ounces of gold and 113,355 ounces of silver at a total cash production cost of $384 per ounce (actual cash production cost of $133 per ounce). Mine operating expenditures decreased during the first six months of fiscal 2005, compared to the first six months of fiscal 2004, but not as substantially as the drop in the number of gold ounces produced during the same time frame, leading to an increase in production costs period over period.

Gold prices increased markedly during the period August 1 to October 31, 2004, ranging from a low of $390.85 on August 5, 2004 to a high of $429.15 on October 25, 2004 with relatively little volatility. Between August 2, 2004 and October 29, 2004 (the first and last gold trading days of the Company’s second quarter of fiscal 2005, respectively), the gold price increased roughly 9% from $391.50 to $425.55.

Gold production from Denton-Rawhide was roughly 20% lower for the second quarter of fiscal 2005 than in the comparable period of fiscal 2004. This decrease in production represents the natural decline in recovery that occurs in the residual leach phase of a heap leach operation. Production is anticipated to continue through the remainder of fiscal 2005, although recoveries are expected to decline further as the residual leaching process continues. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward in roughly 6-month increments.

During Q2 2005, Kennecott re-contoured a portion of the heap leach pile. Production levels subsequently rebounded approximately 30% from their previous levels. The remainder of the pile is being re-contoured with further production boosts expected when this effort is completed.

Outlook
Pacific Rim anticipates continued gold production from the Denton-Rawhide mine through fiscal 2005 and beyond, with a continued decline in production rates as the operation progresses through the residual leaching phase. The Company is unable to reliably forecast production levels from the Denton-Rawhide heap leach operation for the remainder of fiscal 2005. Total cash costs per ounce of gold are expected to converge with the “actual cash production cost” now that the conservatively estimated accounting heap leach inventory is completely drawn down.

Available funds will continue to be spent primarily on the El Dorado gold project in El Salvador. The Company expects to issue the results of its pre-feasibility study for the Minita resource in early 2005. Management expects a positive outcome from the pre-feasibility study. However, a final decision regarding the commencement of construction of an access / haulage ramp on the property will be made once the Company is able to evaluate the detailed economics outlined in the study and will further depend on obtaining the required environmental permits and sufficient financing to proceed. An EIS has been submitted to El Salvadoran regulatory agencies in preparation for this permitting process. During the remainder of fiscal 2005 Pacific Rim intends to continue its on-going exploration drill program at El Dorado in the search for additional gold resources, concentrating in particular on the South Minita and Nance Dulce gold zones.

National Instrument 43-101 Disclosure
Mr. William Gehlen supervises Pacific Rim’s exploration work on the El Dorado and La Calera projects. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange.

Details of the El Dorado project, including geology, drill results and resource estimates are presented in a technical report prepared for Pacific Rim Mining Corp. by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., (both Qualified Persons as defined in National Instrument 43-101) entitled “Technical Report on the El Dorado Project

Gold and Silver Resources, Department of Cabanas, Republic of El Salvador”, dated November 26, 2003 and publicly available on SEDAR.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

"Thomas C. Shrake"

Thomas C. Shrake
CEO

Certain information set forth in this document contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties including: the results of current exploration activities; the results of economic and environmental studies; market reaction to future exploration results; the Company’s anticipated strategies for growth; the results from future exploration opportunities; significant changes in metal prices; currency fluctuations; increases in production costs; differences in recovery rates from those expected; potential disruptions to residual leaching activities; general market and industry conditions; and other factors more particularly described in Pacific Rim Mining Corp.’s filings with the United States Securities and Exchange Commission (“SEC”).

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim Mining Corp.’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Pacific Rim will derive therefrom.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.